Beasley Broadcast Group, Inc.

3033 Riviera Drive, Suite 200

Naples, FL 34103

December 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beasley Broadcast Group, Inc.

Registration Statement on Form S-3

File No. 333-214738

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Beasley Broadcast Group, Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern Time on December 30, 2016, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Brian D. Miller, Esq. of Latham & Watkins LLP at (202) 637-2332. Thank you for your assistance in this matter.

Very truly yours,

Beasley Broadcast Group, Inc.

By:	/s/ Caroline Beasley
Caroline Beasley
Interim Chief Executive Officer, Executive Vice President,
Chief Financial Officer, Secretary and Treasurer